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                         SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 8)

                            FHP INTERNATIONAL CORPORATION
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)

                                     302426 10 1
                                    (CUSIP Number)


    Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                   Page 1 of 5 Pages

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                                                              Page 2 of 5 Pages

CUSIP No.  302426 10 1

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  1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
       Persons
       FHP International Corporation Employee Stock Ownership Plan

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  2)   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .X

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  3)   SEC Use Only. . . . . . . . . . . . . . . . . . . . . . . . . . . . .

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  4)   Citizenship or Place of Organization. . . . . . . . . . . . California

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               (5)  Sole Voting Power . . . . . . . . . . . . . . . .2,945,894
  Number of    -----------------------------------------------------------------
  Shares
  Beneficially (6)  Shared Voting Power. . . . . . . . . . . . . . . . . . .
  Owned by     -----------------------------------------------------------------
  Each
  Reportin g   (7)  Sole Dispositive Power. . . . . . . . . . . . . .2,945,894
  Person       -----------------------------------------------------------------
  With:
               (8)  Shared Dispositive Power. . . . . . . . . . . . . . . . .

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  9)   Aggregate Amount Beneficially Owned by Each Reporting Person
       . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2,945,894

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 10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions)

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 11)   Percent of Class Represented by Amount in Row 9 . . . . . . . . . 7.1%

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 12)   Type of Reporting Person (See Instructions) . . . . . . . . . . . . EP

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                                                              Page 3 of 5 Pages

                                     SCHEDULE 13G

ITEM 1   (a)  NAME OF ISSUER:

              FHP International Corporation

         (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              3120 Lake Center Drive
              Santa Ana, California  92704

ITEM 2   (a)  NAME OF PERSON FILING:

              FHP International Corporation Employee Stock
              Ownership Plan

         (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              3120 Lake Center Drive
              Santa Ana, California  92704

         (c)  CITIZENSHIP:

              Organized in California

         (d)  TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.05 per share

         (e)  CUSIP NUMBER:

              302426 10 1

ITEM 3   FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b):

         Inapplicable

ITEM 4   OWNERSHIP:

         (a)  2,945,894 shares beneficially owned

         (b)  Represents 7.1% of the class

         (c)  Sole voting and dispositive power over 2,945,894 shares

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                                                               Page 4 of 5 Pages

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Participants' individual accounts under the FHP International Corporation Employee Stock Ownership Plan have the right to receive dividends from and the proceeds from the sale of such securities.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Inapplicable

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Inapplicable

ITEM 9   NOTICE OF DISSOLUTION OF GROUP:

         Inapplicable

ITEM 10  CERTIFICATION:

         Inapplicable
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                                                               Page 5 of 5 Pages


SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997

FHP INTERNATIONAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN



BY: /s/ BURKE F. GUMBINER
    -------------------------------
    BURKE F. GUMBINER, CHAIRMAN
    ADMINISTRATIVE COMMITTEE